Exhibit 99.42

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Lake Shore Gold Corp. at Suite 2000 - 181 University Ave., Toronto, Ontario, M5H 3M7 (Telephone (416) 703-6298), and are also available electronically at www.sedar.com.

These securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws. Accordingly, except as permitted by the Underwriting Agreement (as defined herein) pursuant to exemptions from the registration requirements of the US. Securities Act and applicable state securities laws, these securities may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons, as such term is defined in Regulation S under the U.S. Securities Act unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See “Plan of Distribution”.

Secondary Offering	October 27, 2010

SHORT FORM PROSPECTUS

$392,400,000
109,000,000 Common Shares

This short form prospectus (the “Prospectus”) qualifies for distribution (the “Offering”) by Hochschild Mining plc (“Hochschild” or the “Selling Shareholder”) 109,000,000 common shares (the “Offered Shares”) of Lake Shore Gold Corp. (“Lake Shore Gold” or the “Company”) held by an affiliate of Hochschild at a price of $3.60 per Offered Share representing gross proceeds of $392,400,000 to the Selling Shareholder. Lake Shore Gold will not be entitled to any of the proceeds from the sale of the Offered Shares offered by this short form prospectus. Following completion of the Offering, Hochschild will continue to hold 21,540,992 common shares of the Company (“Common Shares”) representing approximately 5.7% of the issued and outstanding Common Shares. All expenses incurred by the Company in connection with the preparation and filing of this short form prospectus will be paid by the Selling Shareholder. See “Selling Shareholder”.

The Offering is made pursuant to an underwriting agreement (the “Underwriting Agreement”) dated October 20, 2010 among Lake Shore Gold, the Selling Shareholder, Hochschild Mining Holdings Limited and RBC Dominion Securities Inc., BMO Nesbitt Burns Inc. and CIBC World Markets Inc. (collectively, the “Underwriters”). The offering price of $3.60 per Offered Share has been determined by negotiation between the Selling Shareholder and the Underwriters.

An investment in the Offered Shares is highly speculative and involves significant risks that should be carefully considered by prospective investors before purchasing such securities. The risks outlined in this short form prospectus and in the documents incorporated by reference herein should be carefully reviewed and considered by prospective investors in connection with an investment in such securities. See “Risk Factors”.

The Common Shares are traded on the Toronto Stock Exchange (the “TSX”) under the symbol “LSG”. The last sale price of the Common Shares as reported by the TSX at the close of business on October 26, 2010 was $3.43 per Common Share.

Price:
$3.60 per Offered Share

	Price to the Public	Underwriters’ Fee(1)	Net Proceeds to the Selling Shareholder(2)
Offered Shares
Per Offered Share	$3.60	$0.144	$3.456
Total Offering	$392,400,000	$15,696,000	$376,704,000

Notes:

(1)   A fee (the “Underwriters’ Fee”) equal to 4% of the aggregate gross proceeds from the sale of the Offered Shares will be paid to the Underwriters upon completion of the Offering. See “Plan of Distribution”.

(2)   Before deducting expenses of this Offering incurred by the Company, estimated to be approximately $260,000, which will be paid by the Selling Shareholder from the net proceeds of the Offering.

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when sold by the Selling Shareholder and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement as referred to under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of Lake Shore Gold by Cassels Brock & Blackwell LLP, on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP and on behalf of the Selling Shareholder by Stikeman Elliott LLP.

Subscriptions for the Offered Shares will be received subject to rejection in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the certificates representing the Offered Shares will be available for delivery at the closing of the Offering, which is expected to occur on or about November 3, 2010 or on such other date as may be agreed upon by the Company, the Selling Shareholder and the Underwriters (the “Closing Date”), but in any event no later than 42 days after the Company receives a receipt for the final short form prospectus. See “Plan of Distribution”.

The Underwriters may offer the Offered Shares at a lower price than that stated above. In accordance with applicable laws and policies, the Underwriters may effect transactions that stabilize or maintain the market price of the Common Shares at a level other than that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

The Company’s head office is located at Suite 2000, 181 University Ave., Toronto, Ontario, M5H 3M7.

The head office of the Selling Shareholder is located at 46 Albemarle Street, London, W1S 4JL United Kingdom.

The Selling Shareholder is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or otherwise resides outside of Canada. Although the Selling Shareholder has appointed Stikeman Elliott LLP as its agent for service of process in British Columbia, Alberta, Ontario and Québec, and Aikins, MacAulay & Thorvaldson LLP in Manitoba, it may not be possible for investors to enforce judgements obtained in Canada against the Selling Shareholder.

ii

FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 concerning anticipated developments and events which the Company has a reasonable basis to believe may occur in the future. These forward-looking statements are based on projections, expectations and estimates as of the date of this Prospectus or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this Prospectus are qualified by these cautionary statements and those made in the Company’s other filings with the securities regulators of Canada.

Forward-looking statements include, but are not limited to, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, timing of completion of pre-feasibility studies, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others:

•          risks related to the exploration and development of mineral properties;

•          actual results of current exploration activities;

•          actual results of current reclamation activities;

•          current global economic conditions;

•          conclusions of future economic evaluations;

•          changes in project parameters as plans continue to be refined;

•          environmental risks;

•          future prices of gold and other metals;

•          currency fluctuation;

•          possible variations in ore reserves, resources, grade or recovery rates;

•          failure of plant, equipment or processes to operate as anticipated;

•          accidents, labour disputes and other risks of the mining industry;

•          risks related to joint venture operations;

•          delays in obtaining governmental approvals or financing or in the completion of development or construction activities; and

•          those factors discussed in the section entitled “Risk Factors” in this Prospectus and in the section entitled “Risk Factors” in the Annual Information Form (defined below).

Although the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that the forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Such statements are based on management’s best judgment based on facts and assumptions that management considers reasonable, which may prove to be incorrect, including but not limited to assumptions about: general business and economic conditions; interest rates and foreign exchange rates; market competition; the availability of financing; changes to tax rates and benefits; the Company’s costs of exploration, production and operations as well as those of the Company’s competitors; the Company’s ability to attract and retain skilled employees; and the Company’s ongoing relations with its employees and business partners. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Other than as specifically required by law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Company, filed with the securities commissions or similar authorities in the provinces of British Columbia, Alberta, Manitoba, Ontario and Québec, are specifically incorporated by reference and form an integral part of this Prospectus:

1.         the annual information form of the Company (the “Annual Information Form”) for the financial year ended December 31, 2009 dated March 10, 2010;

2.         the audited consolidated financial statements of the Company for the year ended December 31, 2009, together with the notes thereto and the auditors’ report thereon and related management’s discussion and analysis dated March 9, 2010;

3.         the unaudited consolidated interim financial statements of the Company for the three and six month periods ended June 30, 2010, together with the notes thereto and the related management’s discussion and analysis dated August 9, 2010;

4.         the management information circular dated April 6, 2010 prepared in connection with Lake Shore Gold’s annual and special meeting of shareholders held on May 5, 2010;

5.         the business acquisition report of the Company dated November 17, 2009 relating to the acquisition of West Timmins Mining Inc.;

6.         the material change report of the Company filed on August 20, 2010 relating to the September Offering (as defined herein); and

7.         the material change report of the Company filed on October 15, 2010 relating to the Offering.

Any other documents of the type described above, or other disclosure documents required to be incorporated by reference into a prospectus filed under National Instrument 44-101 – Short Form Prospectus Distributions, that are filed by Lake Shore Gold with the securities commissions or similar authorities in the provinces of British Columbia, Alberta, Manitoba, Ontario and Québec subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus.

The above documents (or statements contained therein) incorporated by reference in this Prospectus are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this Prospectus or any other subsequently filed document that is also incorporated by reference in this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Company’s office at Suite 2000, 181 University Ave., Toronto, Ontario, M5H 3M7 (Telephone (416) 703-6298).

ELIGIBILITY FOR INVESTMENT

In the opinion of Cassels Brock & Blackwell LLP, counsel to the Company, Osler, Hoskin & Harcourt LLP, counsel to the Underwriters, and Stikeman Elliott LLP, counsel to the Selling Shareholder, on the date hereof, the Offered Shares are “qualified investments” under the current provisions of the Income Tax Act (Canada) (the “Tax Act”) for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans, tax-free savings accounts (a “TFSA”) and deferred profit sharing plans.

On the date hereof, the Offered Shares are not “prohibited investments” for a trust governed by a TFSA provided, for purposes of the Tax Act, the holder of the TFSA deals at arm’s length with the Company and does not have a “significant interest” in the Company or in any corporation, partnership or trust with which the Company does not deal at arm’s length.

SUMMARY DESCRIPTION OF BUSINESS

Lake Shore Gold is a mining company engaged in the identification, acquisition, evaluation, exploration and development of gold properties in northern Ontario and Québec. The Company’s goal is to become a North American mid-tier gold producer over the next several years through the successful exploration, development and operation of three wholly-owned mines in Timmins, Ontario: Timmins Mine, Thunder Creek and Bell Creek Complex. The Company is currently carrying out pre-production development at the Timmins Mine project, where it has both a shaft and a ramp, and has accessed mineralization at the adjacent Thunder Creek property, as part of an advanced exploration program, through an underground drift from the Timmins Mine ramp. Progress is also being made with an underground advanced exploration program at its Bell Creek Complex, located on the east side of Timmins. The Bell Creek Mill has been refurbished and is being expanded in 2010 to a capacity of 2,000 tonnes per day, with a further expansion to 3,000 tonnes per day being contemplated for late 2011. The most recent inferred resource estimate for the Thorne property completed in 2002 indicated 4,154,096 tonnes grading at 3.33 grams per tonne for a total of 13,824,385 grams of gold (444,471 troy ounces).

In 2010, the Company continues to target mine production of 65,000 recoverable ounces. A portion of the 2010 mine production is expected to be held in inventory at the end of the year for processing at the beginning of 2011, reflecting the timing for commissioning of the Bell Creek Mill expansion. The Company anticipates ending 2010 at a monthly production rate of 10,000 ounces from the Bell Creek Mill with commercial production at Timmins Mine expected to be achieved during the fourth quarter of 2010 and declared around year end.

Lake Shore Gold continues to invest in exploration primarily in Timmins, Ontario and in select other areas of Northern Ontario and Québec, and also owns a large land position in Mexico. The Common Shares trade on the TSX under the symbol “LSG”.

RECENT DEVELOPMENTS

The following is a description of certain recent developments of the Company, which have occurred since June 30, 2010.

Timmins Mine

Pre-production at the Timmins Mine continues to progress. Initial work involved access development on the 630 Level towards the Ultramafic 1 and 1a zones as well as ramping to the 610 Level. The 630 Level access development was largely completed by the end of the second quarter of 2010, including the silling of the initial stope test blocks between the 630 and 650 Levels. Initial production from these test stopes commenced near the end of July with mining in the Ultramafic 1a Zone completed and initial stoping in the primary Ultramafic 1 Zone commencing as of the end of the third quarter of 2010.

On August 10, 2010, the Company reported wide, high-grade intercepts at the Timmins Mine, including 13.55 grams per tonne over 50.89 metres and 61.35 grams per tonne over 15.00 metres. The focus of these drill holes was to provide definition of the Ultramafic and Footwall Zones surrounding the 650 Level.

Thunder Creek

The 200 Level access ramp from the Timmins Mine reached the Thunder Creek deposit near the end of June 2010, intersecting high-grade mineralization. Advancement of the 650 Level access ramp from the Timmins Mine was resumed in mid July. Initial underground drilling from the 650 Level ramp into the Thunder Creek mineralization commenced in early October 2010. The 650 Level ramp is expected to reach the Thunder Creek deposit in early November 2010.

On August 30, 2010, the Company announced wide, high-grade intercepts at the Thunder Creek deposit from an ongoing drill program on the 300 Level drift at Thunder Creek. The focus of these drill holes was to confirm and expand previously defined high-grade mineralization identified from wide spaced surface holes to support development along the Rusk Zone for bulk sampling.

Bell Creek Complex

At the Bell Creek Complex, refurbishing of the shaft and mine workings is complete with the surface ramp having been connected to the 240 Level shaft ramp, providing a continuous connection from the surface to the 320 Level and intersecting high grade mineralization within the North A Zone. Work is currently focused on developing east and west along mineralization in the zone. Mineralization encountered in the development to date is consistent with results from previous surface diamond drilling.

At the Bell Creek Mill, 40,056 tonnes were processed during the second quarter of 2010 at an average grade of 3.45 grams per tonne, with material primarily from lower-grade upper level stopes at Timmins Mine. From January 1, 2010 to August 10, 2010, Bell Creek Mill has processed 74,789 tonnes at an average grade of 2.78 grams per tonne. 6,405 ounces at an average recovery rate of 95.9% was achieved during the first half of 2010 (4,250 ounces at an average recovery of 95.6% during the second quarter of 2010).

On September 20, 2010 and September 30, 2010, respectively, the Company announced positive results from a drilling program at the Bell Creek Complex designed to confirm and expand mineralization outlined in previous wide-spaced drilling and to support an initial mineral resource estimate.

Credit Facility

On July 28, 2010, the Company announced that it signed a term sheet with UniCredit Bank AG for a three-year, corporate revolving credit facility of up to US$50 million (the “Facility”). Funds drawn on the Facility upon closing will be used for capital expenditures related to the Company’s projects, principally Timmins Mine, Thunder Creek, Bell Creek Complex and Bell Creek Mill, and for general corporate purposes. The cost of the Facility, including fees, is expected to average approximately 5.0% to 6.0% annually based on current interest rates with closing anticipated in the fourth quarter of 2010.

September 2010 Offering

On September 10, 2010, Lake Shore Gold completed a bought deal financing (the “September Offering”) of 22,325,000 Common Shares at a price of $3.50 per Common Share and 2,400,000 “flow-through” Common Shares at a price of $4.20 per flow-through Common Share for gross proceeds of $88,217,500.

SELLING SHAREHOLDER

As of the date of this Prospectus, Hochschild owned of record (through an affiliate) and beneficially 130,540,992 Common Shares, representing approximately 34.7% of the issued and outstanding Common Shares. Hochschild is selling 109,000,000 Offered Shares representing approximately 29.0% of the issued and outstanding Common Shares. Following completion of the Offering, Hochschild will continue to own of record (through an affiliate) and beneficially 21,540,992 Common Shares representing approximately 5.7% of the issued and outstanding Common Shares. The Selling Shareholder will pay the Underwriters’ Fees and has agreed to reimburse the Company for all reasonable expenses incurred by the Company in connection with the Offering.

The Selling Shareholder acquired 14,892,822 Common Shares on March 5, 2009 at a price of $1.55 per Common Share for aggregate consideration of $23,083,874, 20,681,995 Common Shares in exchange for Common Shares held by the Selling Shareholder in West Timmins Mining Inc. for no cash consideration, 19,187,359 Common Shares on December 4, 2009 at a price of $4.43 per Common Share for aggregate consideration of $85,000,000, 1,366,570 Common Shares on December 29, 2009 at a price of $4.03 per Common Share for aggregate consideration of $5,507,277.10 and 1,273,036 Common Shares on February 16, 2010 at a price of $4.03 per Common Share for aggregate consideration of $5,130,335.08.

The Selling Shareholder and the Company entered into a strategic alliance agreement dated February 22, 2008, as amended April 16, 2008 (the “Strategic Alliance Agreement”), which governed the relationship between the Company and the Selling Shareholder.

The key rights acquired by Hochschild under the Strategic Alliance Agreement include: (i) a pre-emptive right to maintain its fully-diluted percentage interest in the Company (the “Pre-Emptive Right”) in any future equity financings by the Company; (ii) a right of Hochschild to be the Company’s preferred partner for any future joint ventures subject to any pre-existing rights (the “Preferred Partner Right”); (iii) a first right to acquire any assets Lake Shore Gold decides to sell (the “Right of First Acquisition”); and (iv) the ability to nominate members to the Lake Shore Gold board of directors proportionate to its shareholdings (the “Board Representation Right”). Upon completion of the Offering, and in accordance with the Strategic Alliance Agreement, the Pre-Emptive Right, the Preferred Partner Right and the Board Representation Right will expire. It is expected that on closing of the Offering, Hochschild’s representatives on the board of directors of Lake Shore Gold, namely, Roberto Dañino, Ignacio Bustamante and Gianflavio Carozzi, will resign as directors of Lake Shore Gold. The Right of First Acquisition remains in effect until November 22, 2010, unless the Strategic Alliance Agreement is terminated before that date.

The Company has a right of first refusal under the Strategic Alliance Agreement in respect of offers received by Hochschild to acquire a mineral property or enter into a joint venture in respect of any mineral property in Ontario or Québec, which remains in effect until November 22, 2010, unless the Strategic Alliance Agreement is terminated before that date.

It is expected that Hochschild and the Company will terminate the Strategic Alliance Agreement concurrent with the closing of the Offering.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Company as at June 30, 2010, both before and after giving effect to the September Offering. As the Company will not receive any proceeds from the Offering and not issue any additional securities, there is no change to the Company’s consolidated capitalization following closing of the Offering. The table should be read in conjunction with the unaudited interim financial statements of the Company for the three and six month periods ended June 30, 2010, together with the notes thereto and management’s discussion and analysis of the consolidated operations and financial position of the Company for the three and six month period ended June 30, 2010, dated August 9, 2010, incorporated by reference into this Prospectus.

	Outstanding as at	Outstanding as at
	June 30, 2010 before giving	June 30, 2010 after
	effect to the September	giving effect to the
	Offering	September Offering

Long-Term Debt	$Nil	$Nil

Share Capital	$839,153,193	$923,709,861
	(349,628,451 Common Shares)	(374,353,451 Common Shares)

Contributed Surplus	$24,425,192	$24,425,192

Deficit	($21,233,950)	($21,233,950)

Total Capitalization	$842,344,435	$926,901,103

USE OF PROCEEDS

The net proceeds to the Selling Shareholder from the Offering will be approximately $376,704,000, before deducting the expenses of the Offering. Lake Shore Gold will not receive any of the proceeds from the Offering.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Selling Shareholder has agreed to sell and the Underwriters have agreed to purchase, as principals, subject to compliance with all necessary legal requirements and with the terms and conditions of the Underwriting Agreement, on November 3, 2010 or on such other date as the Company, the Selling Shareholder and the Underwriters may mutually agree, but in any event no later than 42 days after the Company receives a receipt for the final short form prospectus, 109,000,000 Offered Shares at a price of $3.60 per Offered Share, payable in cash to the Selling Shareholder against delivery of certificates therefore.

Subscriptions will be received subject to rejection in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that certificates representing the Offered Shares will be available for delivery on the Closing Date.

The offering price for the Offered Shares has been determined by negotiation between the Selling Shareholder and the Underwriters. The Selling Shareholder has agreed to pay the Underwriters the Underwriters’ Fee equal to 4% of the aggregate gross proceeds from the sale of the Offered Shares less an amount for expenses incurred in connection with the Offering.

The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares offered hereby if any of such Offered Shares are purchased under the Underwriting Agreement. Under the terms of the Underwriting Agreement, the Underwriters and their broker/dealer affiliates and their respective directors, officers, employees, direct shareholders, affiliates, subsidiaries and agents may be entitled to indemnification by the Company against certain liabilities, including liabilities for misrepresentation in this Prospectus and liabilities under United States securities laws, and by the Selling Shareholder against certain liabilities related to misrepresentations in the Prospectus arising solely from information regarding the Selling Shareholder.

The Company and the Selling Shareholder have each agreed in favour of the Underwriters that, without the prior written consent of RBC Dominion Securities Inc., on behalf of the Underwriters, which consent will not be unreasonably withheld, each will not directly or indirectly (i) offer, issue, pledge, sell, contract to sell, announce an intention to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise lend, transfer or dispose of, directly or indirectly, any Common Shares or securities convertible into or exchangeable for Common Shares (other than for purposes of directors’, officers’ or employee incentive plans and to satisfy existing instruments issued at the date hereof and, in the case of Hochschild only, other than in connection with a take-over bid, amalgamation, merger, plan of arrangement or other transaction or series of transactions that would, if completed, result in the acquisition, directly or indirectly, of all of the issued and outstanding Common Shares); or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether any such transaction described in clause (i) or (ii) above is settled by delivery of Common Shares or other such securities of Lake Shore Gold, in cash or otherwise, until January 12, 2011.

Pursuant to rules and policy statements of certain Canadian securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Common Shares ends and all stabilization arrangements relating to the Common Shares are terminated, bid for or purchase Common Shares. The foregoing restrictions are subject to certain exceptions including: (i) a bid for or purchase of Common Shares if the bid or purchase is made through the facilities of the TSX in accordance with the Universal Market Integrity Rules of the Investment Industry Regulatory Organization of Canada; (ii) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client’s order was not solicited by the Underwriter or if the client’s order was solicited, the solicitation occurred before the commencement of a prescribed restricted period; and (iii) a bid or purchase to cover a short position entered into prior to the commencement of a prescribed restricted period. In connection with this Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market, including: stabilizing transactions; short sales; purchases to cover positions created by short sales; imposition of penalty bids; and syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Common Shares while this Offering is in progress. These transactions may also include making short sales of the Common Shares, which involve the sale by the Underwriters of a greater number of Common Shares than they are required to purchase in this Offering.

As a result of these activities, the price of the Offered Shares offered hereby may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on the TSX, in the over-the-counter market or otherwise.

The Underwriters propose to offer the Offered Shares initially at the offering price specified on the cover of this Prospectus. After the Underwriters have made a reasonable effort to sell all such Offered Shares at the price specified on the cover page, the offering price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Offered Shares is less than the gross proceeds to be paid by the Underwriters to the Selling Shareholder.

The Offered Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws and, subject to certain exceptions, may not be offered or sold within the United States. The Underwriters have agreed that they (or any U.S. affiliate of an Underwriter which conducts U.S. offers and sales) will not offer or sell the Offered Shares within the United States, except, that the Offered Shares may be offered and sold to Qualified Institutional Buyers (as defined in Rule 144A of the U.S. Securities Act) in accordance with exemptions from the registration requirements under the U.S. Securities Act provided by Rule 144A thereunder. The Underwriting Agreement provides that the Underwriters (or such U.S. affiliates) will offer and sell the Offered Shares outside the United States only in accordance with Regulation S under the U.S. Securities Act. In addition, until 40 days after the commencement of this Offering, an offer or sale of the Offered Shares within the United States by a dealer (whether or not participating in this Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from such registration requirements.

DESCRIPTION OF COMMON SHARES

The Common Shares

The authorized share capital of Lake Shore Gold consists of an unlimited number of common shares without par value. As of October 26, 2010, there are 376,480,186 Common Shares of the Company issued and outstanding.

The holders of Common Shares are entitled to one vote per Common Share at all meetings of shareholders, to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of the Company in the event of liquidation, dissolution or winding up of the Company. The Common Shares have no pre-emptive, conversion, exchange, redemption, retraction, purchase for cancellation or surrender provisions. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or to assessment by the Company. The Company’s Articles provide that the rights and provisions attached to any class of shares, in which shares are issued, may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than 66 2/3% of the votes cast in person or by proxy by holders of shares of that class.

PRIOR SALES

During the 12 months prior to the date of this Prospectus the Company has issued 3,141,186 Common Shares upon the exercise of outstanding options of the Company at prices ranging from $0.41 to $3.42 for aggregate gross proceeds of approximately $3,776,594 and has issued 4,540,527 Common Shares upon the exercise of outstanding Common Share purchase warrants at prices ranging between $0.89 and $2.41 for aggregate gross proceeds of approximately $7,273,468. The following tables summarize the Common Shares or securities convertible into Common Shares that have been issued by the Company during the 12 months prior to the date of this Prospectus (other than upon the exercise of outstanding options or common share purchase warrants).

Common Shares issued:

	Price per	Number of
Date	Common Share ($)	Common Shares issued
September 10, 2010	3.568	24,725,000	(5)
July 7, 2010	3.150	111,111	(1)
May 25, 2010	3.081	146,000	(1)
March 17, 2010	2.877	1,058,851	(1)
February 23, 2010	3.051	27,613	(1)
February 16, 2010	5.98	1,273,036	(2)
February 4, 2010	4.00	25,000	(1)
January 7, 2010	4.000	16,000	(3)
December 29, 2009	5.85	1,366,570	(2)
December 17, 2009	3.133	1,596,023	(1)
December 4, 2009	4.43	19,187,359	(2)
November 6, 2009	4.02	103,951,125	(4)

Notes:

(1)       Common Shares issued as consideration for the acquisition of interests in land.

(2)       Common Shares issued pursuant to a private placement.

(3)       Common Shares issued as compensation to a consultant.

(4)       Common Shares issued to former shareholders of West Timmins Mining Inc. in connection with the acquisition of all the issued and outstanding common shares of West Timmins Mining Inc.

(5)       Public offering of Common Shares including 22,325,000 Common Shares at a price of $3.50 per share and 2,400,000 flow-through Common Shares at a price of $4.20 per share, for a total of 24,725,000 Common Shares at an average price of $3.568 per share.

Stock options issued:

		Number of
Date	Exercise price ($)	stock options issued
October 26, 2009	$3.25	45,000
November 6, 2009	$2.12	732,190	(1)
November 6, 2009	$0.55	1,022,000	(1)
November 6, 2009	$0.82	450,774	(1)
November 6, 2009	$0.68	7,300	(1)
November 6, 2009	$0.75	222,650	(1)
November 6, 2009	$0.93	25,550	(1)
November 6, 2009	$0.86	142,350	(1)

		Number of
Date	Exercise price ($)	stock options issued
November 6, 2009	$1.44	36,500	(1)
November 6, 2009	$3.42	36,500	(1)
November 6, 2009	$1.64	40,880	(1)
November 6, 2009	$0.41	73,000	(1)
November 9, 2009	$3.85	15,000
November 17, 2009	$4.13	2,374,500
November 30, 2009	$4.06	90,000
December 9, 2009	$3.74	300,000
January 11, 2010	$4.05	60,000
June 8, 2010	$3.19	18,000
June 15, 2010	$3.13	453,000
June 28, 2010	$3.13	15,000
August 9, 2010	$3.15	411,000
August 31, 2010	$3.62	120,000
October 4, 2010	$3.61	15,000
October 6, 2010	$3.65	8,766,000

Note:

(1)       Options to acquire Common Shares issued to former option holders of West Timmins Mining Inc. in connection with the acquisition of all the issued and outstanding common shares of West Timmins Mining Inc.

Warrants Issued

		Number of
Date	Exercise price ($)	warrants issued
November 6, 2009	$0.89	2,058,154	(1)
November 6, 2009	$1.30	2,121,931	(1)
March 17, 2010	$3.70	438,000	(2)
March 17, 2010	$4.75	75,000	(2)

Notes:

(1)       Warrants to acquire Common Shares issued to former warrant holders of West Timmins Mining Inc. in connection with the acquisition of all the issued and outstanding common shares of West Timmins Mining Inc.

(2)       Warrants to acquire Common Shares issued as consideration for the acquisition of interests in land.

TRADING PRICE AND VOLUME

The Common Shares are posted and listed for trading on the TSX under the symbol “LSG”. The following table indicates the high and low price and the volume of the Common Shares on the TSX for the previous 12 months as reported by the TSX:

Month	High Price ($)	Low Price ($)	Volume
October 2009	3.50	2.76	42,428,636
November 2009	4.37	3.42	55,501,790
December 2009	4.27	3.62	47,565,852

Month	High Price ($)	Low Price ($)	Volume
January 2010	4.24	3.13	23,115,676
February 2010	3.57	2.55	26,818,911
March 2010	3.27	2.48	37,111,448
April 2010	3.32	2.54	24,030,818
May 2010	3.58	2.73	21,993,689
June 2010	3.31	2.98	17,597,314
July 2010	3.20	2.96	7,284,352
August 2010	3.85	3.10	22,080,079
September 2010	3.86	3.43	23,749,848
October 1 - 26, 2010	3.76	3.30	28,418,239

RISK FACTORS

Investment in the Offered Shares involves a significant degree of risk and should be considered speculative due to the nature of Lake Shore Gold’s business and the present stage of its development. Accordingly, prospective investors should consult with their own advisors and carefully consider the risk factors set out below, in addition to other information contained and incorporated or deemed to be incorporated by reference in this Prospectus (including specifically under the heading “Risk Factors” in the Annual Information Form) before investing in the Offered Shares.

Future Sales or Issuances of Securities

Following the completion of the Offering, the Selling Shareholder intends to sell all of the remaining Common Shares that it will then hold, subject to market conditions, regulatory requirements and contractual limitations. See “Plan of Distribution.” Such additional sales will make further Common Shares available to the public, and may have an adverse impact on the prevailing market price of the Common Shares.

The Company may sell additional Common Shares of the Company or other securities in subsequent offerings. The Company may also issue additional securities to finance future activities. The Company cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Common Shares of the Company. Sales or issuances of substantial numbers of Common Shares of the Company, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Shares of the Company. With any additional sale or issuance of Common Shares of the Company, investors will suffer dilution to their voting power and the Company may experience dilution in its earnings per share.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Lake Shore Gold are Deloitte & Touche LLP, Chartered Accountants, Licensed Public Accountants, Toronto, Ontario.

The registrar and transfer agent for the Common Shares of the Company in Canada is Computershare Investor Services Inc. at its principal office in Toronto.

LEGAL MATTERS

Certain Canadian tax matters in connection with this Offering will be passed upon by Cassels Brock & Blackwell LLP on behalf of Lake Shore Gold, by Osler, Hoskin & Harcourt LLP on behalf of the Underwriters, and by Stikeman Elliott LLP on behalf of the Selling Shareholder. As at the date hereof, the directors, officers and partners, as applicable, of each of the aforementioned limited liability partnerships beneficially own, directly or indirectly, in the aggregate less than one percent of the securities of the Company.

INTEREST OF EXPERTS

Each of Stephen Conquer, P.Geo. and Robert Kusins, P.Geo., employees of the Company, is a “qualified person” as defined in National Instrument 43-101 — Standards of Disclosure for Mineral Projects, and has been responsible for compiling and reviewing technical information contained in this Prospectus. Neither Stephen Conquer nor Bob Kusins hold greater than 1% of the securities of the Company or any of its associates or affiliates.

PURCHASERS STATUTORY RIGHT OF RESCISSION AND WITHDRAWAL

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult a legal advisor.

AUDITORS’ CONSENT

We have read the short form prospectus of Lake Shore Gold Corp. (the “Company”) dated October 27, 2010 qualifying the distribution of 109,000,000 Offered Shares by Hochschild Mining plc. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2009 and 2008, and the consolidated statements of income (loss) and deficit, comprehensive income (loss) and cash flows for the years then ended. Our report is dated March 9, 2010.

“Deloitte & Touche LLP”

Chartered Accountants

Licensed Public Accountants

Toronto, Ontario

October 27, 2010

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AUDITORS’ CONSENT

We have read the short form prospectus of Lake Shore Gold Corp. dated October 27, 2010 qualifying the distribution of 109,000,000 Offered Shares by Hochschild Mining plc. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of West Timmins Mining Inc. (“West Timmins”) on the consolidated balance sheets of West Timmins as at March 31, 2009 and 2008, and the consolidated statements of operations and deficit, comprehensive loss, accumulated other comprehensive loss and cash flows for the years ended March 31, 2009 and 2008. Our report is dated June 18, 2009.

“Davidson & Company LLP”

Chartered Accountants

Vancouver, Canada
October 27, 2010

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CERTIFICATE OF THE COMPANY

Dated: October 27, 2010

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of the provinces of British Columbia, Alberta, Manitoba, Ontario and Québec.

(Signed) ANTHONY P. MAKUCH	(Signed) MARIO STIFANO
President and Chief Executive Officer	Vice-President and Chief Financial Officer

On behalf of the Board of Directors

(Signed) ALAN MOON	(Signed) PETER CROSSGROVE
Director	Director

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CERTIFICATE OF THE UNDERWRITERS

Dated: October 27, 2010

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of the provinces of British Columbia, Alberta, Manitoba, Ontario and Québec.

RBC DOMINION SECURITIES INC.

(Signed) TIMOTHY LOFTSGARD

BMO NESBITT BURNS INC.	CIBC WORLD MARKETS INC.

(Signed) JASON NEAL	(Signed) RICK MCCREARY

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